UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Vision Acquisition III, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Antti William Uusiheimala
Vision Opportunity Master Fund, Ltd.
20 West 55th Street, 5th Floor
New York, NY 10019
212-849-8225

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. None

1			Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Opportunity Master Fund, Ltd.

2			Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3			SEC Use Only

4			Source of Funds (See Instructions) WC

5			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6			Citizenship or Place of Organization Cayman Islands

	7	Sole Voting Power
Number of
Shares Bene-	8	Shared Voting Power	5,000,000 (See Item 5)
Oficially Owned
By Each	9	Sole Dispositive Power
Reporting
Person With	10	Shared Dispositive Power	5,000,000 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 (See Item 5)

12			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. None
1			Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Vision Capital Advisors, LLC

2			Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3			SEC Use Only

4			Source of Funds (See Instructions) AF

5			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6			Citizenship or Place of Organization Delaware

	7	Sole Voting Power	0
Number of
Shares Bene-	8	Shared Voting Power	5,000,000 (See Item 5)
Oficially Owned
By Each	9	Sole Dispositive Power	0
Reporting
Person With	10	Shared Dispositive Power	5,000,000 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 (See Item 5)

12			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D
CUSIP No. None
1			Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Adam Benowitz

2			Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3			SEC Use Only

4			Source of Funds (See Instructions) AF

5			Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6			Citizenship or Place of Organization United States of America

	7	Sole Voting Power	0
Number of
Shares Bene-	8	Shared Voting Power	5,000,000 (See Item 5)
Oficially Owned
By Each	9	Sole Dispositive Power	0
Reporting
Person With	10	Shared Dispositive Power	5,000,000 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 (See Item 5)

12			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Vision Acquisition III, Inc., a Delaware corporation, whose principal executive offices are located at c/o Vision Capital Advisors, LLC, 20 West 55th Street, 5th Floor, New York, New York 10019 (the “Issuer”). The Reporting Persons (as defined hereafter) are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2.  Identity and Background

(a-c, f) This Schedule 13D is being filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the “Fund”), Vision Capital Advisors, LLC, a Delaware limited liability company (“Vision Capital”) and Mr. Adam Benowitz (collectively, the “Reporting Persons”). The Fund’s principal business address is located at c/o Citi Hedge Fund Services (Cayman) Limited, P.O. Box 1748, Cayman Corporate Centre, 27 Hospital Road, 5th Floor, Grand Cayman KY1-1109, Cayman Islands. Vision Capital and Adam Benowitz’s principal business address is located at 20 West 55th Street, 5th Floor, New York, New York 10019. The Fund is principally engaged in making investments. Adam Benowitz is a United States citizen. Vision Capital serves as the investment manager to the Fund. Adam Benowitz serves as the Managing Member of Vision Capital.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 6, 2006, the Fund purchased 5,000,000 shares of the Common Stock directly from the Issuer for an aggregate purchase price equal to $24,500.

As of the date hereof, Vision Capital manages the Fund and has sole voting and investment control of the shares of common stock owned by the Fund. Accordingly, Vision Capital may be deemed to be an indirect beneficial owner of 5,000,000 shares of Common Stock.

As of the date hereof, Adam Benowitz is the Managing Member of Vision Capital, which has sole voting and investment control of the shares of common stock owned by the Fund. Accordingly, by virtue of his investment and voting control of the securities beneficially owned by Vision Capital, Mr. Benowitz may be deemed to be an indirect beneficial owner of the shares of common stock owned by the Fund.

The source of funds used to purchase the securities reported herein was the working capital of the Fund over which the Reporting Persons have investment discretion.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose of the Reporting Persons, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, or as otherwise stated above as it relates to Item 4(d) of Schedule 13D, none of the Reporting Persons has any plans or proposals which, as of the date hereof, relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) or (e) through (j),inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a, b) As of the date hereof, the Fund is the beneficial owner of 5,000,000 shares of Common Stock, constituting 100% of the Common Stock of the Issuer (based upon 5,000,000 shares of Common Stock outstanding as of September 21, 2007).

The Fund has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 5,000,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

(a, b) As of the date hereof, Vision Capital may be deemed to be an indirect beneficial owner of 5,000,000 shares of Common Stock, constituting 100% of the Common Stock of the Issuer (based upon 5,000,000 shares of Common Stock outstanding as of September 21, 2007).

Vision Capital has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 5,000,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

(a, b) As of the date hereof, Adam Benowitz may be deemed to be an indirect beneficial owner of 5,000,000 shares of Common Stock, constituting 100% of the Common Stock of the Issuer (based upon 5,000,000 shares of Common Stock outstanding as of September 21, 2007).

Adam Benowitz has the sole power to vote or direct the vote of zero shares; has the shared power to vote or direct the vote of 5,000,000 shares; has sole power to dispose or direct the disposition of zero shares; and has shared power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

(c) The Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date of this filing.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Entities on the date hereof, except to the extent set forth herein, the Reporting Entities do not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

    Exhibit A: Agreement between the Reporting Persons to file jointly.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2007

VISION OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Adam Benowitz
Adam Benowitz
Title Portfolio Manager

VISION CAPITAL ADVISORS, LLC

By:	/s/ Adam Benowitz
Adam Benowitz
Title Managing Member

By:	/s/ Adam Benowitz
Adam Benowitz

Exhibit A

The undersigned hereby agrees as follows:

WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the “SEC”) to report their beneficial ownership of the Common Stock of Vision Acquisition III, Inc.;

NOW THEREFORE, the undersigned hereby agree that a single Statement on Schedule 13D is to be filed with the SEC on behalf of each of them.

VISION OPPORTUNITY MASTER FUND, LTD.

Date: September 21, 2007	By:	/s/ Adam Benowitz
Adam Benowitz
Title Portfolio Manager

VISION CAPITAL ADVISORS, LLC

Date: September 21, 2007	By:	/s/ Adam Benowitz
Adam Benowitz
Title Managing Member

Date: September 21, 2007	By:	/s/ Adam Benowitz
Adam Benowitz